                                                                   EXHIBIT NO. 4

                         LINCOLN BENEFIT LIFE COMPANY
                          Lincoln Benefit Life Centre
                               Lincoln, NE  68501

                  A Legal Reserve Stock Life Insurance Company
                                Nonparticipating


              FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT


                  THIS IS A LEGAL CONTRACT - READ IT CAREFULLY

LINCOLN BENEFIT LIFE COMPANY promises to pay to you a monthly annuity starting on the annuity date stated on Page 3. If you die prior to the annuity date, we will pay a death benefit to the beneficiary, upon receipt of due proof of death.

PLEASE EXAMINE THE APPLICATION. We issued this contract based upon the answers in the application (copy included). If all answers are not complete and true, the contract may be affected.

RIGHT TO CANCEL YOUR POLICY. You may cancel this contract by returning it to Lincoln Benefit Life Company, PO Box 82532, Lincoln, NE 68501-2532, before midnight of the 10th day after the date you receive the policy. Return of the contract by mail is effective on being postmarked, properly addressed and postage prepaid. We will refund the contract value as of the date of surrender. READ YOUR CONTRACT CAREFULLY.

Executed for the Company at its home office in Lincoln, Nebraska on its issue date.



     Vice President and Secretary                       President


VA 9330                                                                   Page 1

                                TYPE OF CONTRACT

This contract provides a monthly annuity which will be paid to you starting on the annuity date. If you die before the annuity date, a death benefit will be paid to the beneficiary.

The premium for this contract is flexible and may be established by you subject to the terms of this contract.

During the lifetime of the annuitant, and prior to the annuity date, you may:

     ....  withdraw any portion of the surrender value (a withdrawal charge may be made)
     ....  change the beneficiary;
     ....  assign an interest in the contract;
     ....  change the annuity starting date;
     ....  exercise the other rights provided, subject to the rights of any irrevocable beneficiary or assignee.

This is only a summary of the contract terms. The detailed provisions of this contract will control. The provisions are set forth in the following sections:

Annuity Data........................Page  3    Death Benefit.......................Page 11
Definitions.........................Page  4    Beneficiary.........................Page 12
Annuity Benefit.....................Page  5    Ownership...........................Page 12
Purchase Payments...................Page  8    Other Terms of Your Contract........Page 13
Contract Value......................Page  8    Application.........................Insert
Surrender Value.....................Page 10

                          READ YOUR CONTRACT CAREFULLY


              FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT
                           Flexible Premium Payments
                Benefit Paid in the Event of Death Prior to the
                                  Annuity Date
                        Withdrawal and Surrender Rights
               ALL PAYMENTS AND VALUES PROVIDED BY THIS CONTRACT
         ARE VARIABLE AND ARE NOT GUARANTEED AS TO FIXED DOLLAR AMOUNT.
                      DETAILS ARE DESCRIBED ON PAGE ____

                                Nonparticipating

VA 9330                                                                   Page 2

                          LINCOLN BENEFIT LIFE COMPANY
                                  ANNUITY DATA


                  OWNER:  [JOHN DOE]
              ANNUITANT:  [JOHN DOE]
        CONTRACT NUMBER:  [SPECIMEN]       ISSUE AGE:     [35]
           ANNUITY DATE:  [07/01/2023]     ISSUE DATE:    [07/01/1993]

                        INITIAL PURCHASE PAYMENT:  [$1,000.00]
                PROPOSED ANNUAL PURCHASE PAYMENT:  [$1,000.00]


        SEPARATE ACCOUNT:  LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT


                SUBACCOUNT                       ALLOCATION %
------------------------------------------       ------------

[JANUS WORLDWIDE SUBACCOUNT]                         [20]
[FIDELITY VIPII ASSET MANAGER SUBACCOUNT]           [80]



VA 9330                                                                   Page 3

                                  Definitions

When these words are used in this contract, they have the meaning stated:

"accumulation unit"
A unit of measurement which we use to calculate the value of a subaccount before annuity payments begin.

"annuitant"
The natural person named on Page 3 whose life determines the annuity payments made under this contract.

"annuity date"
The date that the first annuity payment is made. The planned annuity date is shown on Page 3.

"annuity unit"
A unit of measurement which we use to calculate the amount of variable annuity payments.

"beneficiary"
The person entitled to the death benefit if you die before the annuity date.

"contract anniversary"
The anniversary of the issue date in subsequent years.

"contract value"
The sum of the values of the subaccounts.

"contract year"
A period of twelve months beginning on the issue date or any contract anniversary.

"contribution year"
A twelve month period beginning on the date a purchase payment is applied to a subaccount, or an anniversary of that date.

"due proof of death"
(1) A certified copy of a death certificate; or (2) a certified copy of a decree of a court of competent jurisdiction as to the finding of death; or (3) a written statement by a medical doctor who attended the deceased at the time of death; or (4) any other proof satisfactory to the Company.

"fixed annuity"
Annuity payments that are fixed in the amount.



VA 9330                                                                   Page 4

"issue age"
The age of the annuitant at the time this contract was issued (issue date) determined by the annuitant's last birthday.

"issue date"
The date when this contract becomes effective if the annuitant is then living and the initial premium has been paid. The issue date is shown on Page 3.

"portfolio(s)"
The underlying mutual fund(s) (or investment series thereof) in which the subaccounts invest.

"purchase payments"
Amounts paid to the Company in the form of a premium for the contract by or on behalf of an owner.

"separate account"
A segregated investment account of the Company entitled "Lincoln Benefit Life Variable Annuity Account".

"subaccount"
A subdivision of the separate account invested wholly in shares of one of the portfolios.

"surrender value"
The amount you would receive upon surrender of this contract, equal to the contract value less any applicable premium tax charges and withdrawal charges.

"valuation date"
Each day the New York Stock Exchange ("NYSE") is open for business.

"valuation period"
The period commencing at the close of normal trading on the NYSE (currently 4:00 p.m. Eastern time) on each Valuation Date and ending at the close of the NYSE on the next succeeding Valuation Date.

"variable annuity"
Annuity payments which vary in accordance with the investment experience of the subaccounts to which contract values have been allocated.

"we (our, us)"
Our Company, Lincoln Benefit Life Company.

"withdrawal charge"
The contingent deferred sales charge assessed against certain withdrawals.

"you"
The owner of the contract.



VA 9330                                                                   Page 5

                                Annuity Benefit

The monthly annuity will begin on the annuity date. You may elect an annuity option at any time prior to the annuity date. A change of annuity option is permitted if made at least 60 days before the annuity date. If no other annuity option is elected, monthly payments will be made in accordance with Option B below, a life annuity with 10 years (120 months) guaranteed.

The initial monthly annuity payment will be the amount purchased by the contract value on the annuity date. The initial payment purchased by each $1,000 of contract value depends upon the annuity option selected and the age and sex of the annuitant on the annuity date. The payments per $1,000 of contract value are based upon the 1983a Annuity Mortality table and 3-1/2% interest.


                                Annuity Options

The following annuity options are available under the contract. Each is available in the form of either a fixed annuity or a variable annuity.

Option A, Life Annuity.

Payments are made as of the first valuation date of each monthly period during the annuitant's life, beginning on the annuity date. No payments will be made after the annuitant dies. It is possible for you to receive only one payment under this option, if the annuitant dies before the second payment is due.

Option B, Life Annuity with Payments Guaranteed for 5 to 20 Years.

Payments are made as of the first valuation date of each monthly period beginning on the annuity date. Payment will continue as long as the annuitant lives. If the annuitant dies before all of the guaranteed payments have been made, we will continue installments of the guaranteed payments to the beneficiary.

Option C, Joint and Full Survivor Annuity.

Payments are made as of the first valuation date of each monthly period beginning with the annuity date. Payments will continue as long as either the annuitant or the joint annuitant is alive. Payments will stop when both the annuitant and joint annuitant have died. It is possible for you to receive only one payment, if both the annuitants die before the second payment is due.

Option D, Payments for a Specified Period Certain of 5 to 25 years.

Payments are made as of the first valuation date of each monthly period starting on the annuity date and continuing for the specified period of time, as elected. If the annuitant dies before all of the guaranteed payments have been made, we will continue installments of the guaranteed payments to the beneficiary.

No lump sum settlement option is available under the contract. You may surrender the contract prior to the annuity date; however, any applicable withdrawal charges will be deducted from the contract value.



VA 9330                                                                   Page 6

The initial monthly payments purchased per $1,000 of contract value applied for Option B, Life and 120 months period certain are shown below. The factors for other options will be calculated using the same basis as those shown and are available by writing to us.

                            Monthly Annuity
                            Payment for 120
Annuitant's Age on         Months & Lifetime
   Annuity Date            For Each $1,000.00
------------------         ------------------
        50                 4.53          4.19
        51                 4.60          4.25
        52                 4.67          4.31
        53                 4.75          4.38
        54                 4.84          4.45

        55                 4.93          4.52
        56                 5.02          4.60
        57                 5.12          4.68
        58                 5.22          4.77
        59                 5.33          4.86

        60                 5.44          4.95
        61                 5.56          5.05
        62                 5.69          5.16
        63                 5.82          5.27
        64                 5.96          5.39

        65                 6.11          5.52
        66                 6.26          5.65
        67                 6.41          5.79
        68                 6.57          5.94
        69                 6.74          6.10

        70                 6.91          6.26
        71                 7.08          6.43
        72                 7.25          6.61
        73                 7.43          6.79
        74                 7.61          6.98

        75                 7.78          7.18
        76                 7.96          7.38
        77                 8.13          7.58
        78                 8.29          7.79
        79                 8.45          7.98

        80                 8.61          8.17
        81                 8.75          8.36
        82                 8.89          8.54
        83                 9.01          8.71
        84                 9.13          8.86
    85 or over             9.23          9.01

"fixed annuity"



VA 9330                                                                   Page 7

"fixed annuity"
You may choose to apply a portion of your contract value to purchase a fixed annuity. You must notify us, within 60 days of the annuity date, of that portion of your contract value with which you wish to purchase a fixed annuity. We will reduce your interest in the subaccount on a pro-rata basis on the annuity date to reflect your choice.

The initial annuity payment for any portion of the contract value is applied to purchase a fixed annuity is determined by applying it to the per $1000 payment factors for the annuity option selected. Subsequent payments will be fixed in amount, equal to the initial payment, and paid according to the annuity option selected.

"variable annuity and annuity units"
The initial annuity payment attributable to a subaccount is determined by applying the contract value attributable to that subaccount on the annuity date to the annuity option selected. The initial annuity payment for a subaccount is divided by the subaccount's annuity unit value on the annuity date to determine the number of annuity units purchased. Subsequent annuity payments attributable to a subaccount will equal to the number of annuity units for the subaccount multiplied by the annuity unit value for the subaccount on the payment date.
The total variable annuity payment will be the sum of the payments attributable to each subaccount in which you have an interest.

"annuity unit value"
The annuity unit value of a subaccount for any valuation period is calculated by multiplying the prior value by the subaccount's net investment factor for the valuation period and dividing this product by 1,000 plus the assumed investment rate for the period. The assumed investment rate is an annual effective rate of 3.5%.

If the amount available to apply under an annuity option is less than $50,000 and state law permits, we reserve the right to pay the annuity in one lump sum. In addition, if the first payment provided would be less than $50, and state law permits, we reserve the right to require the frequency of payments be at quarterly, semi-annual or annual intervals so as to result in an initial payment of at least $50.

No withdrawals of contract value are permitted after the annuity date.

You may assign the annuity benefits which are payable during your lifetime to another person. You must send us a written request signed by you.

The beneficiary named by you will receive any monthly annuity payments which are payable following your death. If you have not named a beneficiary, such payments will be made to your estate.

If you are not the annuitant, and the annuitant dies prior to the annuity starting date, then you become the new annuitant unless you name another person as the new annuitant. If the owner is not a natural person, then a death benefit will be paid to the beneficiary as described in the Death Benefit Section.



VA 9330                                                                   Page 8

                               Purchase Payments

Purchase payments for this contract are flexible. The initial purchase payment shown on Page 3 must be paid on the issue date. Thereafter, you may make payments of at least $100.00 at any time prior to the annuity starting date. We may limit the maximum amount of premium payments we will accept.

Purchase payments are payable to us at our home office. We will supply a receipt if you ask us.

"allocation of purchase payments"
We will invest the purchase payments in the subaccounts you select. You should specify your allocations on the application, in whole percents from 0% to 100%. The total allocation must equal 100%. You may change the allocation percentages at any time by writing us. Any change will be effective when we receive it.


                                 Contract Value

The contract value at any time is equal to the sum of the values of the subaccounts at that time. The contract value results from purchase payments made, investment experience of the subaccounts, and charges deducted. Any withdrawals you make and any associated charges will reduce the contract value.

"subaccount values"
The value of a subaccount is equal to the number of accumulation units you hold for that subaccount multiplied by the accumulation unit value for that subaccount on the most recent valuation date.

"accumulation units and accumulation unit value"
Amounts which are allocated to a subaccount are used to purchase accumulation units. The number of accumulation units purchased is determined by dividing the amount allocated by the subaccount's accumulation unit value as of the end of the valuation period when the allocation occurs.

Accumulation unit value is determined Monday through Friday on each day that the New York Stock Exchange is open for business. A separate accumulation unit value is determined for each subaccount. The accumulation unit value for each subaccount will vary with the price of a share in the portfolio the subaccount invests in, and in accordance with the mortality and expense risk charge, administrative expense charge, and any provision for taxes. Assessments of withdrawal charges, transfers and contract administration charges are made separately for each contract. They are effected by redemption of accumulation units and do not affect accumulation unit value.

The accumulation unit value of a subaccount for any valuation period is calculated by subtracting (2) from (1) and dividing the result by (3) where:

     (1) is the total value at the end of the period of the assets attributable to the accumulation units of the subaccount minus liabilities;



VA 9330                                                                   Page 9

     (2) is the cumulative unpaid charge for the assumption of mortality and expense risks and for the administrative expense charge; and

     (3) is the number of accumulation units outstanding at the end of the period.

"mortality and expense risk charge"
Both before and after the annuity date, we deduct a mortality and expense risk charge from each subaccount during each valuation period. The annualized aggregate mortality and expense risk charge is equal to 1.25% of the net asset value of each subaccount. Our expense and mortality experience will not adversely affect the dollar amount of variable benefits or other contractual payments or values under this contract.

"administrative expense charge"
Both before and after the annuity date, we deduct an administrative expense charge from each subaccount during each valuation period. The annualized administrative expense charge is .15% of the net asset value of the subaccount. This charge compensates us for the cost of administering the contracts and the separate account.

"contract administration charge"
An annual contract administration charge of $25 is charged against each contract. This charge reimburses us for expenses incurred in establishing and maintaining records relating to a contract. The contract administration charge will be assessed on each contract anniversary that occurs on or prior to the annuity date. It is not assessed once annuity payments have started. In the even that the contract is surrendered, this charge will be deducted in full as of the date of surrender without proration.

"transfers and transfer fee"
You may transfer amounts between subaccounts prior to the annuity date. We reserve the right to impose a $25 transfer fee on the second transfer within a calendar month, and to impose a minimum size on transfer amounts.

"premium taxes"
We will deduct any premium taxes we have to pay, including any retaliatory taxes. We will deduct the tax upon surrender, death or annuitization as appropriate.



VA 9330                                                                  Page 10

                                   Cash Value

"surrender"
You may surrender this contract before the annuity date. We will pay you the surrender value upon surrender.

The surrender value is equal to the contract value less any applicable premium tax and withdrawal charges.

A surrender stops coverage under this contract.

"partial withdrawal"
You may request a partial withdrawal of your surrender value before the annuity date. You must specify the subaccount(s) from which you wish to make a withdrawal. We will deduct the withdrawal amount you request, plus any applicable withdrawal charges, from the contract value.

Each withdrawal must be at least $250, unless it is part of a systematic withdrawal program, in which case a minimum of $50 applies.

"withdrawal charge"
A withdrawal charge may be imposed on certain withdrawals. The withdrawal charge is a percentage of purchase payments withdrawn that are less than seven years old and not eligible for a free withdrawal, in accordance with the table shown below:

Contribution             Withdrawal Charge
    Year                    Percentage
------------             -----------------
                                (%)

First and Second                 7
Third                            6
Fourth                           5
Fifth                            4
Sixth                            3
Seventh                          2
Eighth and Later                 0


The withdrawal charge is deducted from remaining contract value so that the actual reduction in contract value as a result of the withdrawal will be greater than the withdrawal amount requested and paid.

For purposes of determining the withdrawal charge, the contract value is deemed to be withdrawn in the following order:

     First.   Earnings--the amount of contract value in excess of all Purchase
     Payments that have not previously been withdrawn;

     Second. Old Purchase Payments--Purchase Payments received by us more than seven years prior to the date of withdrawal;

     Third.   Any additional amounts available as a free withdrawal, as
     described below; and



VA 9330                                                                  Page 11

     Fourth. New Purchase Payments--Purchase Payments received by us less than seven years prior to the date of withdrawal.

"free withdrawal"
Withdrawals of the following amounts are never subject to the withdrawal charge:

     a. In any contract year, the greater of earnings not previously withdrawn or 10 percent of new purchase payments; and

     b.   Any old purchase payments which have not been previously withdrawn.

Any free withdrawal amount greater than earnings taken in a contract year are considered to be withdrawals of purchase payments for purposes of (b) above.

The withdrawal charge will be waived if a settlement option is selected which provides for payments over at least 5 years or over the annuitant's lifetime.


                                 Death Benefit

We will pay the death benefit when we receive due proof of death while this contract is in force and before the annuity date, if

     ...you die; or
     ...the annuitant dies and the owner is not a natural person.

The beneficiary will become the new owner and may elect within 60 days of the date of death, to receive the death benefit in a lump sum or apply the death benefit to receive a series of equal payments over their life or a period not to exceed their life expectancy. Lifetime or life expectancy payments must begin within one year of your death.

If there is only one beneficiary, he/she may elect to defer payment of the account value for up to 5 years from the date of death. Any remaining funds will be distributed at the end of the 5-year period. An annuitant is necessary to continue the contract between the date of death and the final distribution. If there is no annuitant at that time, the beneficiary will be the new annuitant.

If the beneficiary is your spouse, then the contract can continue as if death had not occurred. If there is no annuitant at that time, the new annuitant will be the surviving spouse. The surviving spouse may also select one of the options listed above.

If the beneficiary is not a natural person, then the beneficiary must receive the death benefit in a lump sum, and the options listed above are not available.

The death benefit is calculated as of the day due proof of death is received by the company.



VA 9330                                                                  Page 12

At a minimum, the death benefit is the greater of:

     (1) All purchase payments less prior withdrawals, accumulated at 4% per year prior to the contract owner's attained age 80, and at 0% per year thereafter (the "floor value");

     (2)  The contract value, less any applicable premium tax.

In addition, if the contract value on the seventh contract anniversary is greater than the floor value at that time, the floor value will be raised to the level of the contract value. In such event, floor values for years 8 on will be calculated using the "stepped up" value on the seventh anniversary.


                                  Beneficiary

The beneficiary will receive the death benefit when you die. The beneficiaries are as stated in the application unless changed.

If you do not name a beneficiary or if the beneficiary named is no longer living, the beneficiary will be:

 ...your spouse if living, otherwise;
 ...your children equally if living, otherwise;
 ...your estate.

We will pay the death benefit to the beneficiaries according to the most recent written instruction we have received from you. If we do not have any written instruction we will pay the death benefit in equal shares to the beneficiaries who are to share the funds. If there is more than one beneficiary in a class and one of the beneficiaries predeceases you, the death benefit will be paid to the surviving beneficiaries in that class.

You may name new beneficiaries. We will provide a form to be signed. You must file it with us. Upon receipt, it is effective as of the date you signed the form, subject to any action we have taken before we receive it.


                                   Ownership

The annuitant is the owner if no other person is named in the application as owner. Unless you provide otherwise, you may exercise all rights granted by the contract without the consent of anyone else.

You may name a new annuitant before the annuity date. You may also name a new owner. We will provide a form to be signed to request these changes. You must file it with us. Upon receipt, it is effective as of the date you signed the form, subject to any action we have taken before we receive it.

You may assign this contract or an interest therein to another. You must do so in writing and file the assignment with us. No assignment is binding on us until we receive it. When we receive it, your rights and those of the beneficiary will be subject to the assignment. We are not responsible for the validity of the assignment.



VA 9330                                                                  Page 13

                          Other Terms of Your Contract

"our contract with you"
These pages and the signed application are your entire contract with us. We issued it based upon your application and payment of purchase payment by you. A copy of the application is included.

We will not use any statements, except those made in the application, to challenge any claim or to avoid any liability under this contract. The statements made in the application will be treated as representations and not as warranties.

Only our officers have authority to change this contract. No agent may do this. Any change must be written.

"incontestability"
This contract will be incontestable after it has been in force during the lifetime of the annuitant for two years from the issue date. This means that we cannot use any misstatement by you in the application to challenge any claim or to avoid liability under this contract after that time.

"incorrect age or sex"
If the age or sex of the annuitant is incorrectly stated, we will adjust the payment to the amount which the contract value would have purchased at the correct age and sex.

Any overpayments we have made will be deducted from future payments, including interest of 5% per year. Any underpayments including 5% interest will be paid in one sum to the annuitant if living, otherwise to the beneficiary.

"conformity with state law"
This contract is subject to the laws of the state in which it is delivered. If any part of the contract does not comply with the laws, it will be treated by us as if it did.

"nonparticipating"
This policy does not participate in our earnings.

"evidence of survival"
We may require evidence of the survival of the annuitant.

"settlements"
We may require that this contract be returned to us prior to any settlement. We must receive due proof of death of the owner or annuitant prior to settlement of a death claim.

Any surrender or death benefit under this contract will not be less than the minimum benefits required by any statute of the state in which the contract is delivered.

"deferment of payments"
We will pay any amounts due under this contract within seven days, unless:



VA 9330                                                                  Page 14

 .    The New York Stock Exchange is closed for other than usual weekends or holidays, or trading on such Exchange is restricted;

 .    an emergency exists as defined by the Securities and Exchange Commission;
     or

 .    the Securities and Exchange Commission permits delay for the protection of contract holders.

Prior to the annuity date, we will send you an annual report not later than 30 days after each contract anniversary. It will summarize the experience of your contract for the prior year including:

     1.   The contract value at the beginning and end of the contract year;
     2.   The ending cash value;
     3.   Earnings during the contract year; and
     4.   Partial withdrawals made during the contract year.

"separate account modifications"
We reserve the right, subject to applicable law, to make additions to, deletions from, or substitutions for the mutual fund shares underlying the subaccounts of the separate account. We will not substitute any shares attributable to your interest in a subaccount without notice to you and prior approval of the Securities and Exchange Commission, to the extent required by the Investment Company Act of 1940.

We reserve the right to establish additional subaccounts each of which would invest in shares of another mutual fund. You may then instruct us to allocate purchase payments to such subaccounts, subject to any terms set by us or the mutual fund.

In the event of any such substitution or change, we may by endorsement make such changes as may be necessary or appropriate to reflect such substitution or change.

If we deem it to be in the best interests of persons having voting rights under the contracts, the separate account may be operated as a management company under the Investment Company Act of 1940 or it may be deregistered under such Act in the event such registration is no longer required.



VA 9330                                                                  Page 15